05039639

SEC[illegible] [illegible]SSION
Washington, D.C. 20549

RECD S.E.C.
MAR 17 2005
603

SEC MAIL
RECEIVED
MAR 18 2005
WASH. D.C.
SECTION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53233

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.J. Murphy + Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Broad Street, Suite 12F
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Murphy 212-269-2032
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donald Damon
(Name – *if individual, state last, first, middle name*)

1807 Court North Drive (Address) Melville (City) NY (State) 11747 (Zip Code)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/30/05

3/24

OATH OR AFFIRMATION

I, Richard J. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.J. Murphy & Associates, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO & President

Title

Notary Public

LINDA GETZONE
Notary Public, State of New York
No. 01GE4851342
Qualified in New York County
Commission Expires April 17, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.J. MURPHY & ASSOCIATES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2004

DONALD DAMON
CERTIFIED PUBLIC ACCOUNTANT AND CONSULTANT

R.J. MURPHY & ASSOCIATES, LLC
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Donald Damon
CERTIFIED PUBLIC ACCOUNTANT AND CONSULTANT

1507 Court North Drive
Melville, NY 11747
631.753.8893
Fax 631.753.0222
e-mail ddamon@optonline.net

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors
R.J. Murphy & Associates, LLC

We have audited the accompanying statement of financial condition of R.J. Murphy & Associates, LLC as of December 31, 2004, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.J. Murphy & Associates, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Donald Damon, CPA

New York, New York
February 4, 2005

R.J. MURPHY & ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 34,067
Deposits with clearing organization	107,047
Receivable from broker-dealers and clearing organizations (Note 2)	306,944
TOTAL	$ 448,058

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities	
Installment loan payable (Note 4)	$ 7,076
Payable to broker-dealers and clearing organizations (Note 2)	14,157
Line of credit (Note 5)	13,018
Accounts payable and accrued expenses	135,014
Total Current Liabilities	169,265
Other Liabilities	
Member's loan (Note 3)	27,760
Total Liabilities	197,025
Commitments and Contingent Liabilities (Note 7)	
Member's Equity	241,793
TOTAL	$ 448,058

The accompanying notes are an integral part of these financial statements.

R.J. MURPHY & ASSOCIATES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

Revenues		
Commissions		$3,646,289
Interest		404
Total Revenues		3,646,693
Expenses		
Employee compensation and benefits	$1,712,287	
New York stock exchange seat leases	806,856	
Floor brokerage, exchange, and clearance fees	369,664	
Communications, booth rentals and data processing	167,717	
Other expenses	364,691	3,421,215
Income From Operations Before Provision For Income Taxes		225,478
Provision for local income taxes		7,309
NET INCOME		$ 218,169

The accompanying notes are an integral part of these financial statements.

R.J. MURPHY & ASSOCIATES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

Balance at January 1, 2004	$ 222,514
Net income	218,169
Member's distributions	(198,890)
Balance at December 31, 2004	$ 241,793

The accompanying notes are an integral part of these financial statements.

R.J. MURPHY & ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities		
Net income		$ 218,169
Adjustments to reconcile net income to net cash used by operating activities:		
Member's distributions	$(198,890)	
Changes in operating assets and liabilities:		
Increase in deposits with clearing organization	(6,703)	
Decrease in receivable from broker-dealers and clearing organizations	15,410	
Decrease in other assets	2,500	
Decrease in payable to broker-dealers and clearing organizations	(4,675)	
Decrease in accounts payable and accrued expenses	(17,882)	
Total adjustments to net income		(210,240)
Net Cash Provided By Operating Activities		7,929
Cash Flows From Financing Activities		
Net proceeds from line of credit	13,018	
Principal payments on installment loan payable	(27,134)	
Increase in member's loan	9,240	
Net Cash Used By Financing Activities		(4,876)
NET INCREASE IN CASH		3,053
CASH, BEGINNING OF YEAR		31,014
CASH, END OF YEAR		$ 34,067

The accompanying notes are an integral part of these financial statements.

R.J. MURPHY & ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Income Taxes	$ 7,309
Interest	$ 2,675

The accompanying notes are an integral part of these financial statements.

R.J. MURPHY & ASSOCIATES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1 - Summary of Significant Accounting Policies

The Company is engaged in a single line of business as a securities broker-dealer, earning trading commissions generally based on the number of shares traded. The Company executes and trades on behalf of its customers or other broker-dealers. The Company does not carry securities accounts for customers, hold securities positions or perform custodial functions relating to customer securities.

a. Business Activity
R.J. Murphy & Associates, LLC (the Company) is a New York limited liability company operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange (NYSE).

b. Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Accounts Receivable
The Company follows the policy of writing off bad debts as incurred, therefore, no allowance for bad debts is necessary.

d. Income Taxes
The Company, as a single member limited liability company, elected to be treated for income tax purposes as an schedule "C". Accordingly, no provision has been made for federal or state income taxes.

Note 2 - Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2004, consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 88,297	$ -0-
Fees and commissions receivable/ payable	218,647	14,157
	$306,944	$ 14,157

Note 3 - Member's Loans

Member's loans are unsecured, non-interest bearing and payable upon demand.

Note 4 - Installment Loan Payable

Installment loan payable is due in monthly installments of $ 2,261.14, including interest at the rate of 7.99% per annum. The loan matures in April 2005.

Note 5 - Line of Credit

On August 11, 2004 The Company entered into an agreement for an unsecured line of credit in the amount of $25,000. Terms call for minimum monthly installments equal to 1/36 of the outstanding principal balance and the line bears interest at prime plus 1.00%. The line renewals annually upon payment of a non-refundable commitment fee equal to 0.50% of the total credit line.

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $239,652, which was $214,243 in excess of its required net capital of $ 25,409. The Company's percentage of aggregate indebtedness to net capital was 159.

Note 7 - Commitment and Contingent Liabilities

The Company has obligations under operating leases for office space, equipment, and floor seats. Aggregate annual rentals at December 31, 2004 are approximately as listed below:

December 31, 2005	$ 337,598

Donald Damon
CERTIFIED PUBLIC ACCOUNTANT AND CONSULTANT

1507 Court North Drive
Melville, NY 11747
631.753.8893
Fax 631.753.0222
e-mail ddamon@optonline.net

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
R.J. Murphy & Associates, LLC

We have audited the accompanying financial statements of R.J. Murphy & Associates, LLC as of and for the year ended December 31, 2004 and have issued our report thereon dated February 4, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

We have omitted Schedules II, III and IV as described by Rule 17a-5 under the Securities Exchange Act of 1934 as the disclosures of the aforementioned schedules do not apply to these financial statements.

Donald Damon, CPA

New York, New York
February 4, 2005

R.J. MURPHY & ASSOCIATES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECUIRTIES AND EXCHANGE COMMSISION - SCHEDULE I
DECEMBER 31, 2004

Net Capital	
Total member's equity	$ 241,793
Deductions and/or charges	
Non-allowable assets:	
Other securities	2,141
Net Capital	$ 239,652
Aggregate indebtedness	
Items included in statement of financial condition:	
Installment loan payable	$ 7,076
Payable to broker-dealers and clearing organizations	14,157
Line of credit	13,018
Accounts payable and accrued expenses	135,014
Member's loan	27,760
Items not included in statement of financial condition:	
Member's NYSE seat lease guarantees	184,499
Total aggregate indebtedness	$ 381,524
Computation of basic net capital requirement	
Minimum net capital 6 2/3% of total aggregate indebtedness	$ 25,409
Excess net capital	$ 214,243
Excess net capital at 1000%	$ 201,500
Percentage of aggregate indebtedness to net capital	159

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)

Reconciliation is not necessary pursuant to Rule 17a-5(d)4.

Donald Damon
CERTIFIED PUBLIC ACCOUNTANT AND CONSULTANT

1507 Court North Drive
Melville, NY 11747
631.753.8893
Fax 631.753.0222
e-mail ddamon@optonline.net

February 5, 2005

Board of Directors
R.J. Murphy & Associates, LLC

In planning and performing our audit of the financial statements and supplemental schedules of R.J. Murphy & Associates, LLC (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Donald Damon
Certified Public Accountant